

December 3, 2010

J. Allen Berryman
Executive Vice President, Chief
Financial Officer, Secretary, Treasurer
and Principal Financial Officer
Stewart Information Services Corporation
1980 Post Oak Blvd.
Houston, TX 77056

> **Re:** **Stewart Information Services Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **DEF 14A filed March 18, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File Number: 001-02658**

Dear Mr. Berryman:

We have reviewed your October 12, 2010 response to our September 27, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Other operating expenses, page 27

1. Please refer to your response to comment two. Since the 2009 10-K lists multiple factors that would explain the decrease in costs fixed in nature, please provide us with proposed disclosure to include in future filings that identifies the factor(s) that contributed the most to the decrease in the costs fixed in nature.

Item 9A. Controls and Procedures, page 34

2. Please refer to your response to comment three. We note that your proposed disclosure includes the statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting within the section related to disclosure controls and procedures. Please confirm that you will include this statement within Management's annual report on internal control over financial reporting in the 2010 10-K.

DEF 14A filed March 18, 2010

3. We note your response to prior comment 11 that Matthew Morris was the only executive rewarded through a salary increase for his efforts related to the strategic objectives while the other executives were rewarded through a discretionary bonus. Please confirm that future disclosure relating to compensation discussion and analysis will also address the basis for treating executive officers differently as a result of meeting overall objectives. For example, why was Matthew Morris awarded a salary increase and a bonus while other executives were only awarded a bonus.

4. We note your response to prior comment 12 that the discretionary bonus for each executive was based on the target annual bonus payable under the company's standard annual bonus program multiplied by a percentage, which varied depending on each executive's role with respect to, and responsibility for, the successful implementation of the strategic objectives. Please confirm your future disclosure will disclose the target bonus for each executive and the applicable percentage. It should be clear from the discussion whether each executive received their target bonus or an amount that varied from their target bonus. To the extent that the bonus received varied from the target, your discussion should clarify the reasons for these variances.

5. We note your response to prior comment 13 that Co-Executive Officer salary increases were not based upon or otherwise impacted by any benchmarking activities, and that such data was not used to set, or provide any reference point for setting, the new salary amounts. However, we also note that you compared your salaries to comparable companies and increased the CEO's salary to attract and retain executive employees because your salaries have historically been low in comparison to other companies. Therefore, we continue to believe that you engaged in benchmarking and should identify the comparable companies used in your analysis. Please confirm that you will identify comparable companies used in your benchmarking analyses.

Form 10-Q for the quarterly period ended June 30, 2010
Notes to Condensed Consolidated Financial Statements
Note 3 - Fair Value Measurements, page 6

6. Please refer to your response to comment 14 and your revised disclosures. You disclose that you use third-party pricing services and independent broker/dealer quotes to value municipal and corporate bonds. Please provide us proposed disclosure to include in future filings showing the number of quotes or prices obtained per instrument from independent pricing services or brokers. If you obtained multiple quotes or prices, disclose how you determined the ultimate value you used in the financial statements. In addition, please clarify in your proposed disclosure the specific validation procedures performed and disclose whether, and if so, how and why, you adjusted quotes or prices you obtained from the independent pricing services or brokers.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib, Staff Attorney, at (202) 551-3170 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant